GENELABS TECHNOLOGIES, INC.
                     CONSOLIDATED FINANCIAL STATEMENTS AND
                           ANNUAL REPORT ON FORM 10-K

                                     INDEX



                                                                            PAGE

  Report of Ernst & Young LLP, Independent Auditors                          F-2

  Consolidated Financial Statements:

     Consolidated Balance Sheets as of December 31, 2002 and 2001            F-3

     Consolidated Statements of Operations for the Years Ended
     December 31, 2002, 2001 and 2000                                        F-4

     Consolidated Statement of Shareholders' Equity for the Years
     Ended December 31, 2002, 2001 and 2000                                  F-5

     Consolidated Statements of Cash Flows for the Years Ended
     December 31, 2002, 2001 and 2000                                       F-6

     Notes to Consolidated Financial Statements                       F-7 - F-15


     All schedules are omitted because they are not required or the required information is included in the consolidated financial statements or notes thereto.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Shareholders
Genelabs Technologies, Inc.

         We have audited the accompanying consolidated balance sheets of Genelabs Technologies, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Genelabs Technologies, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

         The accompanying financial statements have been prepared assuming that Genelabs Technologies, Inc. will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company has incurred recurring operating losses and negative cash flows from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                                  ERNST & YOUNG LLP


Palo Alto, California
February 5, 2003,
except for Note 1 Paragraph 3 and Note 9, as to which the date is April 15, 2003

                          GENELABS TECHNOLOGIES, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS
                                                                                                DECEMBER 31,
                                                                                       ------------------------------
                                                                                           2002             2001
                                                                                       -------------    -------------
 Current assets:
    Cash, cash equivalents and short-term investments:
      Cash and cash equivalents                                                            $ 3,035          $ 8,626
      Short-term investments                                                                 3,535           10,374
                                                                                       -------------    -------------
    Total cash, cash equivalents and short-term investments                                  6,570           19,000
    Net assets of diagnostics subsidiary held for sale                                         417              287
    Other current assets                                                                       512              602
                                                                                       -------------    -------------
 Total current assets                                                                        7,499           19,889
 Property and equipment, net                                                                 1,306            1,251
 Long-term investments                                                                         960              960
                                                                                       -------------    -------------
                                                                                            $9,765         $ 22,100
                                                                                       =============    =============
                      LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
    Accounts payable and other accrued liabilities                                         $ 1,853          $ 1,474
    Accrued compensation and related expenses                                                  912            1,769
    Unearned contract revenue                                                                2,050            3,000
                                                                                      -------------    -------------
 Total current liabilities                                                                   4,815            6,243
 Accrued compensation                                                                          186              332
 Unearned contract revenue                                                                   2,050            3,625
                                                                                      -------------    -------------
 Total liabilities                                                                           7,051           10,200
                                                                                      -------------    -------------
 Commitments and contingencies
 Shareholders' equity:
    Preferred stock, no par value, 5,000 shares authorized, none issued or
      outstanding at December 31, 2002 or 2001                                                   -                -
    Common stock, no par value, 75,000 shares authorized, 53,393 and 49,843 shares issued and outstanding at December 31, 2002
      and 2001, respectively                                                               187,264          180,500
    Accumulated deficit                                                                   (184,550)        (168,600)
                                                                                      -------------    -------------
 Total shareholders' equity                                                                  2,714           11,900
                                                                                      -------------    -------------
                                                                                           $ 9,765          $22,100
                                                                                      =============    =============


                            See accompanying notes.

                          GENELABS TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                   2002                2001               2000
                                                              ---------------     ---------------    ---------------
Contract revenue                                                   $  3,645            $  4,769           $  7,075
                                                              ---------------     ---------------    ---------------

Operating expenses:
    Research and development                                         14,537              13,238             14,671
    General and administrative                                        5,529               6,464              5,626
                                                              ---------------     ---------------    ---------------
Total operating expenses                                             20,066              19,702             20,297
                                                              ---------------     ---------------    ---------------

Operating loss                                                      (16,421)            (14,933)           (13,222)
Interest income, net                                                    341               1,646                589
Gain on sale of long-term investments                                     -                   -                351
                                                              ---------------     ---------------    ---------------
Loss from continuing operations                                     (16,080)            (13,287)           (12,282)

Income from discontinued operations of diagnostics
    subsidiary                                                          130                 287                  -
                                                              ---------------     ---------------    ---------------

Net loss                                                          $ (15,950)          $ (13,000)         $ (12,282)
                                                              ===============     ===============    ===============

Loss per share from continuing operations                          $  (0.31)           $  (0.27)          $  (0.28)
                                                              ===============     ===============    ===============

Net loss per share                                                 $  (0.31)           $  (0.26)          $  (0.28)
                                                              ===============     ===============    ===============

Weighted average shares outstanding                                  51,443              49,584             43,507
                                                              ===============     ===============    ===============



                            See accompanying notes.

                          GENELABS TECHNOLOGIES, INC.
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)


                                                     SERIES A                                     TOTAL
                                                    CONVERTIBLE                 ACCUMULATED   SHAREHOLDERS'
                                                  PREFERRED STOCK COMMON STOCK    DEFICIT         EQUITY
     ---------------------------------------------------------------------------------------------------------
      BALANCE, DECEMBER 31, 1999                          $9,682     $ 139,207   $ (143,318)         $ 5,571
      Comprehensive loss:
        Net loss                                                                    (12,282)         (12,282)
      16 shares canceled under the restricted
        stock plan                                                         (26)                          (26)
      267 shares issued under the employee stock
        purchase plan                                                      456                           456
      811 shares issued under stock options                              2,652                         2,652
      3,333 shares issued upon conversion of
        Series A convertible preferred stock              (9,682)        9,682                             -
      1,779 shares issued under financing
        agreement                                                        6,925                         6,925
      3,000 shares and warrant to purchase 500
        shares issued to Watson Pharmaceuticals,
        Inc.                                                            20,533                        20,533
      Non-employee equity awards                                           171                           171
     ---------------------------------------------------------------------------------------------------------
      BALANCE, DECEMBER 31, 2000                               -       179,600     (155,600)          24,000
      Comprehensive loss:
        Net loss                                                                    (13,000)         (13,000)
      336 shares issued under the employee stock
        purchase plans                                                     504                           504
      109 shares issued under stock options                                278                           278
      Non-employee equity awards                                           118                           118
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------
      BALANCE, DECEMBER 31, 2001                                       180,500     (168,600)          11,900
                                                               -
      Comprehensive loss:
        Net loss                                                                    (15,950)         (15,950)
      3,100 shares issued under financing
        agreement                                                        6,001                         6,001
      403 shares issued under the employee stock
        purchase plans                                                     617                           617
      47 shares issued under stock options                                 122                           122
      Non-employee equity awards                                            24                            24
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------
      BALANCE, DECEMBER 31, 2002                           $   -     $ 187,264   $ (184,550)         $ 2,714
     =========================================================================================================



                            See accompanying notes.

                          GENELABS TECHNOLOGIES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS)
                                 (IN THOUSANDS)

                                                                                 2002                2001               2000
                                                                             --------------     ---------------    ---------------
Cash flows from operating activities:
    Net loss                                                                     $(15,950)           $(13,000)          $(12,282)
    Adjustments to reconcile net loss to net cash used in operating activities:
        Depreciation and amortization expense                                       1,014                 692                665
        Income of discontinued diagnostics subsidiary                                (130)               (287)                 -
        Gains on sales of long-term investments                                         -                   -               (351)
        Non-employee equity awards                                                     24                 118                171
    Changes in assets and liabilities:
        Other current assets                                                           90                (124)                (7)
        Accounts payable, accrued liabilities, and accrued compensation
                                                                                     (624)                 23               (597)
        Unearned contract revenue                                                  (2,525)             (3,417)             9,073
                                                                             --------------     ---------------    ---------------
    Net cash used in operating activities                                         (18,101)            (15,995)            (3,328)
                                                                             --------------     ---------------    ---------------

Cash flows from investing activities:
    Purchases of short-term investments                                            (6,706)            (36,215)           (29,824)
    Proceeds from sales and maturities of short-term investments                   13,545              48,866             12,364
    Capital expenditures                                                           (1,069)               (484)              (378)
    Proceeds from sales of long-term investments                                        -                  26                539
    Other                                                                               -                   -                199
                                                                             --------------     ---------------    ---------------
    Net cash provided by/(used in) investing activities                             5,770              12,193            (17,100)
                                                                             --------------     ---------------    ---------------

Cash flows from financing activities:
    Proceeds from issuance of common stock, net                                     6,740                 782             30,540
    Payments on short-term borrowings                                                   -                   -             (1,000)
                                                                             --------------     ---------------    ---------------
    Net cash provided by financing activities                                       6,740                 782             29,540
                                                                             --------------     ---------------    ---------------

Net (decrease)/increase in cash and cash equivalents                               (5,591)             (3,020)             9,112
Cash and cash equivalents, beginning of the period                                  8,626              11,646              2,534
                                                                             --------------     ---------------    ---------------
Cash and cash equivalents, end of the period                                        3,035               8,626             11,646
Short-term investments, end of the period                                           3,535              10,374             23,025
                                                                             --------------     ---------------    ---------------
Cash, cash equivalents and short-term investments,
     end of the period                                                            $ 6,570            $ 19,000           $ 34,671
                                                                             ==============     ===============    ===============





                            See accompanying notes.

                          GENELABS TECHNOLOGIES, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 2002
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.        SIGNIFICANT ACCOUNTING POLICIES

BUSINESS DESCRIPTION
Genelabs Technologies, Inc., referred to as Genelabs or the Company, is a biopharmaceutical company focused on the discovery and development of novel pharmaceutical products to improve human health. We have built drug discovery and clinical development capabilities that can support various research and development projects. We are currently concentrating our capabilities on three core programs: developing a late-stage product for lupus, discovering novel antimicrobial lead compounds, and discovering novel lead compounds that selectively inhibit replication of the hepatitis C virus.

BASIS OF PRESENTATION

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business for the foreseeable future.

The Company has incurred recurring operating losses and negative cash flows from operations. The Company incurred a net loss of $15,950 for the year ended December 31, 2002, and has working capital of $2,684 and an accumulated deficit of $184,550 at December 31, 2002. The ability of the Company to continue as a going concern is dependent upon its ability to achieve profitable operations and to obtain additional capital. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is aggressively seeking funding in order to satisfy its projected cash needs for at least the next twelve months. The Company is pursuing the close of the sale of its diagnostics operation and also renegotiating the terms of a key collaboration, which, if completed, the company expects would provide additional cash resources to the Company. The Company may be unable to complete either of these transactions as currently contemplated or at all. While these are in process, our board of directors has approved, and we are implementing a plan to furlough a majority of our employees in order to preserve short-term resources. Under the furlough program, Genelabs expects that it will have sufficient resources to meet its operational needs through the end of May 2003. The Company will continue to rely on outside sources of financing to meet its capital needs. The outcome of these matters cannot be predicted at this time. Further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will achieve positive cash flow. If the Company is not able to secure additional funding, in addition to the furlough program, the Company will be required to scale back its research and development programs, preclinical studies and clinical trials, and selling, general, and administrative activities and may not be able to continue in business. These consolidated financial statements do not include any adjustments to the specific amounts and classifications of assets and liabilities, which might be necessary should the Company be unable to continue in business.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Accelerated Clinical Research Organization, Inc., Genelabs Diagnostic, Inc. and Genelabs Europe B.V. All intercompany accounts and transactions have been eliminated. Genelabs operates in one business segment, the discovery and development of pharmaceutical products. See
Note 4 for discussion of the Company's diagnostics subsidiary.

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. It is possible that actual amounts will differ from those estimates.

REVENUE RECOGNITION
Contract revenue for research and development, or R&D, is recorded as earned based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by Genelabs, are recognized on the earlier of when the payments are received or when collection is assured.

Revenue from non-refundable upfront license fees where we continue involvement through development, a collaboration, or an obligation to supply product is recognized ratably over the development period when, at the execution of the agreement, the development period involves significant risk due to the incomplete stage of the product's development.

Revenue associated with development milestones, if any, is recognized based upon the achievement of the milestones, as defined in the respective agreements. Revenue associated with royalty payments based on third party sales, if any, is recognized as earned in accordance with contract terms, when third-party results are reliably measured and collectibility is reasonably assured.

Revenue under R&D cost reimbursement contracts is recognized as the related costs are incurred.

Advance payments received in excess of amounts earned are classified as deferred revenue.

In November 2000, Genelabs entered into an agreement with Watson Pharmaceuticals, Inc. providing Watson with an exclusive license to the marketing rights for Prestara (formerly Aslera) in North America. Under the agreement, Genelabs received a $10,000 non-refundable up-front license fee in 2000, of which $2,525, $3,000 and $400 was recognized as revenue in 2002, 2001 and 2000, respectively. The non-refundable license fee has been deferred and is being recognized on a straight-line basis over the term Genelabs management believes it has significant ongoing obligations to Watson, currently estimated to be the completion of a confirmatory clinical trial, submission of a complete response to the U.S. Food and Drug Administration's approvable letter for Prestara and the FDA reaching a final decision on approval of Prestara. Deferred revenue at December 31, 2002 of approximately $4,100 consists entirely of the remaining portion of the up-front fee received from Watson in 2000. During 2002, beginning in the third quarter, Genelabs extended the amortization period of the upfront payment received from Watson from a period ended March 31, 2004 to a period ending December 31, 2004. The estimated period for amortization has a noteworthy impact on the revenue recognized and the net loss reported in Genelabs' financial statements. This change in accounting estimate had the effect of decreasing revenue earned in the third and fourth quarters of 2002 by an aggregate amount of $425 with a resulting increase of $0.01 in loss per share.The collaboration and license agreement with Watson also provides Genelabs with significant royalties on product sales and a milestone payment of up to $45,000 if the FDA approves the marketing of Aslera for the treatment of systemic lupus erythematosus. Also see Note 6 regarding sale of common stock and warrants to Watson in 2000.

Revenue recognized from certain of Company's grants and collaborations represents 10% or more of total contract revenue. In 2002, there were two significant sources of revenue accounting for 73% and 11% of total contract revenue. In each of 2001 and 2000, there was one significant source of revenue accounting for 63% and 70% of total contract revenue, respectively.

EARNINGS PER SHARE
Net loss per share has been computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share has not been presented, as, due to the Company's net loss position, it is antidilutive. Had the Company been in a net income position, diluted earnings per share for 2002, 2001 and 2000 would have included an additional 201, 529 and 1,373 shares, respectively, related to the Company's outstanding stock options, respectively, and in 2000, 1,667 shares related to the Series A Convertible Preferred Stock.

STOCK-BASED COMPENSATION
The Company grants employee stock options at an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for employee stock-based compensation using the intrinsic value method and, accordingly, recognizes no compensation expense for stock options granted to employees. Option valuation models have been developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. These models require highly subjective assumptions regarding expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and changes in the volatility assumptions can materially affect the fair value estimate, the Company's management believes that these models do not provide a representative measure of the fair value of options actually granted to employees under the Company's stock-based compensation plans. Using one of these models, the following table presents information showing what the effects to the reported net loss and net loss per share would be if the company had accounted for employee stock-based compensation using the fair-value method:

                                                                   2002               2001               2000
                                                               --------------     --------------    ---------------
        Net loss as reported                                      $ (15,950)         $ (13,000)       $   (12,282)
        Stock-based employee compensation cost:
            Included in net loss as reported                              -                  -                  -
           Amount that would have been included in
             net loss if we had accounted for all stock-
             based employee compensation at its
             theoretical (Black-Scholes) fair value                  (2,813)            (3,695)            (2,430)
                                                               --------------     --------------    ---------------
        Pro forma net loss as if the fair value method
               had been applied to all awards                     $ (18,763)         $ (16,695)         $ (14,712)
                                                               ==============     ==============    ===============

        Net loss per share as reported                              $ (0.31)           $ (0.26)       $     (0.28)
        Stock-based employee compensation cost:
            Included in net loss per share as reported                    -                  -                  -
           Amount that would have been included in
             net loss per share if we had accounted for
             all stock-based employee compensation at
             its theoretical (Black-Scholes) fair value               (0.05)             (0.08)             (0.06)
                                                               --------------     --------------    ---------------
        Pro forma net loss per share as if the fair
               value method had been applied to all
               awards                                               $ (0.36)           $ (0.34)           $ (0.34)
                                                               ==============     ==============    ===============

Compensation expense for options or warrants granted to non-employees is recorded at fair value of the consideration received or fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is remeasured and adjusted over the vesting term of the underlying options.

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
Cash, cash equivalents and short-term investments are held primarily in demand deposit, money market and custodial accounts with United States banks. Cash equivalents consist of financial investments with maturities of 90 days or less at acquisition that are readily convertible into cash and have insignificant interest rate risk.

The Company invests funds that are not required for immediate operating needs principally in a diversified portfolio of debt securities. Management determines the appropriate classification of these marketable debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of December 31, 2002 and 2001, all marketable securities are classified as available-for-sale as we do not intend to hold them to maturity. These securities are stated at estimated fair value based upon market quotes. Unrealized gains and losses, when material, are included in accumulated other comprehensive income. Amortization of premiums and discounts and realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method. The Company has not experienced any significant losses on its investments.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation on equipment is calculated on a straight-line basis over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

LONG-TERM INVESTMENTS
The Company uses the cost method of accounting for its equity investment in a private company. The Company holds less than 20% of the voting shares of this entity and management periodically monitors the liquidity and financing activities of this entity to determine if an impairment write-down is required.

RESEARCH AND DEVELOPMENT EXPENSES
Our research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expense, lab supplies, consulting costs, clinical trial costs and allocations of corporate costs.

RECENT ACCOUNTING PRONOUNCEMENTS
We adopted Statement of Financial Accounting Standards No. 144 (FAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets, on January 1, 2002. FAS 144 superseded Financial Accounting Standards No. 121 (FAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and certain accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations (APB 30). The primary objectives of FAS 144 are to develop one accounting model based on the framework established in FAS 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues. FAS 144's held for sale criteria apply to the accounting treatment of our diagnostics subsidiary, Genelabs Diagnostics Pte. Ltd., or GLD, which we plan to divest and continue to account for as a discontinued operation under APB 30. As of December 31, 2002 the held for sale criteria of FAS 144 were met for our diagnostics subsidiary.

In June 2002, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards No. 146 (FAS 146), Accounting for Costs Associated with Exit or Disposal Activities, which addresses accounting for restructuring, discontinued operation, plant closing, or other exit or disposal activities. FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of FAS 146 is not expected to have a significant impact on our financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (or FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its financial statements. While the initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, the disclosure requirements are effective for financial statements for periods ending after December 15, 2002. Our adoption of FIN 45 did not have a material impact on our results of operations and financial position.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (FAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure. FAS 148 amends an earlier standard on accounting for stock-based compensation, FAS 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require more prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of FAS 148 are effective for fiscal years ending after December 15, 2002. We have elected to continue to follow the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion No. 25 (or APB 25), "Accounting for Stock Issued to Employees," to account for employee stock options, and have provided the additional disclosures of FAS 148 in these financial statements.

2.       AVAILABLE-FOR-SALE SECURITIES

The following table summarizes estimated fair value and cost of available-for-sale securities at December 31:

                                                                             2002              2001
                                                                         -------------     -------------
          Description:
          U.S. Treasury securities and obligations of U.S.
                government agencies                                           $2,678           $12,205
          Corporate debt securities                                              244             2,065
          Asset-backed securities                                                613             2,304
          Money-market mutual funds                                            2,035             1,409
                                                                         -------------     -------------
                                                                              $5,570           $17,983
                                                                         =============     =============
          Balance Sheet Classification:
          Included in cash and cash equivalents                              $ 2,035           $ 7,609
          Included in short-term investments                                   3,535            10,374
                                                                         -------------     -------------
                                                                              $5,570           $17,983
                                                                         =============     =============
          Maturity:
          Due within one year                                                 $4,021           $14,927
          Due after one year through two years                                 1,549             3,056
                                                                         -------------     -------------
                                                                              $5,570           $17,983
                                                                         =============     =============

3.       PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

                                                                             2002              2001
                                                                         -------------     -------------
          Laboratory equipment                                               $ 4,990           $ 4,479
          Leasehold improvements                                               4,639             4,421
          Office and other equipment                                           2,566             2,226
                                                                         -------------     -------------
                                                                              12,195            11,126
          Less accumulated depreciation and amortization                     (10,889)           (9,875)
                                                                         -------------     -------------
                                                                             $ 1,306           $ 1,251
                                                                         =============     =============

4.       DISCONTINUED OPERATION - DIAGNOSTICS SUBSIDIARY

At December 31, 2002, the Company owned 100% of the common stock of Genelabs Diagnostics Pte. Ltd. ("GLD") through a series of separate domestic and foreign corporations. In 1998, Genelabs adopted a plan to divest this subsidiary and began accounting for GLD as a discontinued operation. Shortly thereafter, Institut Pasteur and Pasteur Sanofi Diagnostics filed a lawsuit in Singapore, alleging that GLD infringed an HIV-2 patent owned by Institut Pasteur and exclusively licensed to Pasteur Sanofi Diagnostics. Subsequent to the filing of the lawsuit, Pasteur Sanofi Diagnostics was sold to Bio-Rad Laboratories, Inc. ("Bio-Rad").

On February 4, 2000, a Singapore court found that GLD infringed the patent and assessed an interim royalty to be paid by GLD on sales of products that infringed the patent. Damages were not determined at that time because Singapore law requires a separate damages hearing. To estimate potential damages, the interim royalty rate determined by the court was applied to the period of infringement, and the damages calculated exceeded the net assets of GLD. Based on the Singapore court's findings, Genelabs believed that GLD's value had been impaired and that there was reasonable basis for estimating the amount of the loss. Therefore, Genelabs wrote down its investment in GLD as of December 31, 1999.

On October 24, 2001, Bio-Rad and GLD announced a global settlement of claims regarding alleged infringement of HIV-2 patents. In consideration of the settlement an HIV-2 license was granted to GLD for the products at issue in the lawsuit, and GLD is required to make certain payments to Bio-Rad.

Summarized financial information for GLD for the years ended and as of December 31, is as follows:

                            STATEMENTS OF OPERATIONS
                                                                   2002               2001               2000
                                                               --------------     --------------    ---------------
        Product sales                                               $ 4,520            $ 6,676             $7,925
        Cost of sales                                                 2,544              3,467              4,108
                                                               --------------     --------------    ---------------
        Gross profit                                                  1,976              3,209              3,817
        Operating expenses                                            1,846              2,792              2,960
                                                               --------------     --------------    ---------------
        Income prior to loss of patent litigation                       130                417                857
        Charge accrued in consolidation for loss of HIV-2
        patent litigation                                                 -                130                857
                                                               --------------     --------------    ---------------
        Income from discontinued operations                           $ 130              $ 287               $  -
                                                               ==============     ==============    ===============

                                 BALANCE SHEETS
                                                                              2002               2001
                                                                         ---------------    ---------------
        Cash, cash equivalents and short-term investments                        $ 714             $1,713
        Accounts receivable                                                        545              1,047
        Inventories                                                                432                463
                                                                         ---------------    ---------------
        Total assets                                                            $1,691             $3,223
                                                                         ===============    ===============
        Liabilities, principally current                                        $1,274             $2,936
        Net equity of Genelabs Diagnostics Pte. Ltd.                               417                287
                                                                         ---------------    ---------------
        Total liabilities and net equity                                        $1,691             $3,223
                                                                         ===============    ===============

5.       COMMITMENTS AND CONTINGENCIES

The Company leases its primary office and laboratory facilities under a non-cancelable operating lease that has a term expiring November 2006. The Company is required to pay certain maintenance expenses in addition to monthly rent. There are no other material lease obligations. At December 31, 2002, future minimum lease payments under all operating leases with original terms greater than one year are $1,233, $1,269, $1,308 and $1,231 for 2003, 2004,
2005, and 2006, respectively, for a total of $5,041, excluding sublease rentals. Total lease expense, net of sublease income, was $879, $883 and $1,043 for 2002, 2001 and 2000, respectively.

In connection with the Active Pharmaceutical Ingredient and Finished Product Supply Agreement with Watson, as of December 31, 2002, the Company had outstanding orders with third party suppliers totaling $263.

The Company is subject to legal proceedings and claims that arise in the ordinary course of business. Management currently believes that the ultimate amount of liability, if any, with respect to any pending actions, either individually or in the aggregate, will not materially affect Genelabs' financial position or results of operations. However, the ultimate outcome of any litigation is uncertain. If an unfavorable outcome were to occur, the impact could be material. Furthermore, any litigation, regardless of the outcome, can have an adverse impact on the Company's results of operations as a result of defense costs, diversion of management resources, and other factors.

6.       SHAREHOLDERS' EQUITY

COMMON STOCK
At December 31, 2002, the Company had 9,639 shares reserved for future issuance.

The Company has entered into a series of agreements with Watson for the licensing of marketing rights to Prestara in North America. In connection with these agreements the Company issued 3,000 shares of common stock and a warrant to purchase 500 shares of common stock to Watson for $20,550 in November 2000. The warrant is immediately exercisable at $6.85 per share and expires no later than November 2005.

7.       STOCK-BASED COMPENSATION

EMPLOYEE STOCK PURCHASE PLAN ("STOCK PURCHASE PLAN"). Employees who meet certain minimum requirements are eligible to participate in the Company's Stock Purchase Plan, for which 2,000 shares of Common Stock have been reserved. Eligible employees are entitled to purchase stock at 85% of the market value at the beginning or ending of six-month purchase periods, whichever is lower, and stock may be purchased at the same price for up to four periods. Purchases are limited to a maximum of $25 per year and employees can contribute up to 15% of total compensation. Through December 31, 2002 and 2001, a cumulative total of 1,864 and 1,461 shares, respectively, had been issued under the Stock Purchase Plan and a similar predecessor plan, with 1,451 shares remaining for future purchases.

STOCK AWARD PLANS. The Company has a stock award plan that provides for the issuance of shares of common stock to employees who are not officers or directors. There are 400 shares of Common Stock reserved for issuance under this plan and through December 31, 2002, no shares had been issued. During 2002, an additional plan that also allowed issuance of shares of common stock to employees and independent contractors who are not officers or directors expired, and at the time of expiration a cumulative total of 204 shares had been issued.

STOCK OPTION PLAN. The Company's stock option plan provides for the issuance of incentive stock options and nonqualified stock options to employees, officers, directors and independent contractors. The number of stock options granted is determined by the Board of Directors or a committee designated by the Board of Directors, except for grants to directors, who receive options based on a formula. Stock options generally may not be granted at prices lower than fair market value on the date of grant and vest over periods ranging from two to four years, with expiration no later than ten years from the date of grant. At December 31, 2002, 1,709 shares were available for future grants.

Stock option transactions from 2000 through 2002 are summarized as follows:


                                                NUMBER OF       WEIGHTED AVERAGE
                                                 SHARES          EXERCISE PRICE
                                               ------------    -----------------

    Outstanding at December 31, 1999               3,825              $3.34
                      Granted                      1,018               5.29
                      Exercised                     (811)              3.30
                      Canceled                      (604)              3.53
                                               ------------     ----------------
    Outstanding at December 31, 2000               3,428               3.85
                      Granted                      1,392               4.22
                      Exercised                     (109)              2.50
                      Canceled                      (524)              4.63
                                               ------------     ----------------
    Outstanding at December 31, 2001               4,187               3.91
                      Granted                      1,808               1.81
                      Exercised                      (47)              2.62
                      Canceled                      (518)              3.62
                                               ------------     ----------------
    Outstanding at December 31, 2002               5,430              $3.25
                                               ============     ================


The exercise price ranges and average remaining terms of options outstanding and exercisable at December 31, 2002 were:

                          NUMBER OF                                                 NUMBER OF
                           OPTIONS                               WEIGHTED            OPTIONS         WEIGHTED
  RANGE OF EXERCISE     OUTSTANDING AT    WEIGHTED AVERAGE       AVERAGE          EXERCISABLE AT     AVERAGE
        PRICES             12/31/02        REMAINING TERM     EXERCISE PRICE         12/31/02     EXERCISE PRICE
-------------------    ----------------   ----------------    --------------     ---------------  ---------------
     $0.71-$1.99             1,394           8.5 years             $1.35                  566         $1.67
     $2.05-$4.00             2,443           6.3 years             $2.50                1,630         $2.62
    $4.02-$12.78             1,593           6.0 years             $6.06                1,224         $6.01
                       ----------------                                          ---------------
    $0.71-$12.78             5,430           6.8 years             $3.25                3,420         $3.68
                       ================                                          ===============


There were options for 2,726 and 2,067 shares exercisable at December 31, 2001 and 2000, respectively.

DISCLOSURE OF FAIR VALUE OF STOCK OPTIONS. As disclosed in Note 1, Genelabs accounts for employee stock options using their intrinsic value at the time of grant. However, generally accepted accounting principles require companies that account for stock options under the intrinsic value method to also disclose the pro forma impact as if they had accounted for stock options using a fair value approach. Accordingly, for disclosure purposes, the fair value of stock options was estimated at the date of grant using a Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. This model requires highly subjective assumptions regarding expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and changes in the volatility assumptions can materially affect the fair value estimate, the Company's management believes that this model does not provide a representative measure of the fair value of the options actually granted under the Company's stock-based compensation plans. To determine the pro forma disclosure, the Company used the following weighted average assumptions for 2002, 2001 and 2000, respectively: dividend yields of zero, risk-free interest rates of 3.0%, 4.0% and 6.0%, volatility factors of 1.0 and a one-year expected life of the options after vesting. Based on these assumptions, the weighted-average fair value of options granted during 2002, 2001 and 2000 was $1.41, $3.53 and $4.28 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is expensed ratably over the options' vesting period. If the Company elected to record the fair value estimate of stock options in its financial statements, the net loss for 2002, 2001 and 2000, respectively, would have been $18,763, $16,695 and $14,712 and the net loss per share would have been $0.36, $0.34 and $0.34 per share.

8.       INCOME TAXES

There is no provision for income taxes because the Company has incurred operating losses.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31 are as follows:

                                                       2002             2001
                                                  ------------     ------------

     Deferred tax assets:
     Net operating loss carryforwards              $  53,900        $  47,400
     Research credits                                  3,300            3,100
     Capitalized research expenditures                 1,800            1,300
     Deferred revenue                                  1,600            2,700
     Other individually immaterial items, net          1,600            2,000
                                                  ------------     ------------
     Total deferred tax assets                        62,200           56,500
  Valuation allowance for deferred tax assets        (62,200)         (56,500)
                                                  ------------     ------------
  Net deferred tax assets                             $    -           $    -
                                                  ============     ============


Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. For 2002, 2001 and 2000, the valuation allowance increased by $5,700, $4,800 and $6,500, respectively. Deferred tax assets at December 31, 2002 include approximately $2,700 associated with stock option activity for which any subsequently recognized tax benefits will be credited directly to shareholder's equity.

At December 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $154,000 which expire in the years 2003 through 2022 and federal research and development tax credits of approximately $2,300 which expire in the years 2003 through 2022. In addition the Company had net operating loss carryforwards for state income tax purposes of approximately $27,000 which expire in the years 2004 through 2013 and state research and development tax credits of approximately $1,500 which do not expire. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credits before utilization.

9.       SUBSEQUENT EVENT

In February 2003, Genelabs entered into an agreement for the sale of GLD, subject to closing conditions.